North America Structured Investments

12m Issuer Callable Yield Notes Linked to SPX/RTY

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000.00
Underlyings :	S&P 500 Index and Russell 2000 Index
Pricing Date:	March 28, 2016
Final Review Date:	March 29, 2017
Maturity Date:	April 03, 2017
Monitoring Period:	The period from, but excluding, the Pricing Date to and including the final Review Date
Review Dates:	Quarterly
Interest Rate:	[9.00% - 11.00%]* per annum, payable at a rate of between 0.75% and 0.917% per month
Trigger Level:	With respect to each Underlying, an amount that represents 70% of its Initial Underlying Level.
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the Underlying closing level of either Underlying is less than its Trigger Level.
CUSIP:	48128GPS3
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48128GPS3/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Certain Product Characteristics

We, at our election, may redeem the notes early, in whole but not in part, on any of the Call Dates, for each $1,000 principal amount note, equal to $1,000 plus any accrued and unpaid Interest Payment.

If the notes have not been called and (i) the Ending Underlying Value of each Underlying **is greater than or equal to** its Initial Underlying Value or (ii) a Trigger Event has **not** occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the final Review Date.

If the notes have not been called and (i) the Ending Underlying Value **of either** Underlying is **less than** its Initial Underlying Value **and** (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value, in addition to the Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to the Interest Payment , will be calculated as follows:
$1,000 + ($1,000 × Lesser Performing Underlying Return)

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Hypothetical Returns**

	Payment at Maturity (9.00% per annum Interest Rate)	Payment at Maturity
Least Performing Underlying Return	If a Trigger Event Has Not Occurred	If a Trigger Event Has Occurred
60.00%	$1,007.50	$1,007.50
40.00%	$1,007.50	$1,007.50
20.00%	$1,007.50	$1,007.50
5.00%	$1,007.50	$1,007.50
0.00%	$1,007.50	$1,007.50
-5.00%	$1,007.50	$957.50
-20.00%	$1,007.50	$807.50
-30.00%	$1,007.50	$707.50
-30.01%	N/A	$707.49
-60.00%	N/A	$407.50
-80.00%	N/A	$207.50

Interest Payments

* If the notes have not been called, you will receive on each Interest Payment Date for each $1,000 principal amount note an Interest Payment equal to between $7.50 and $9.17 per month (equivalent to an Interest Rate of between 9.00% and 11.00% per annum, payable at a rate of between 0.75% and 0.917% per month)

**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

12m Issuer Callable Yield Notes Linked to SPX/RTY

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below. Summary of Terms Issuer: JPMorgan Chase & Co. Minimum Denomination: $1,000.00 Underlyings : S&P 500 Index and Russell 2000 Index Pricing Date: March 28, 2016 Final Review Date: March 29, 2017 Maturity Date: April 03, 2017 Monitoring Period: The period from, but excluding, the Pricing Date to and including the final Review Date Review Dates: Quarterly Interest Rate: [9.00% - 11.00%]* per annum, payable at a rate of between 0.75% and 0.917% per month Trigger Level: With respect to each Underlying, an amount that represents 70% of its Initial Underlying Level. Trigger Event: A Trigger Event occurs if, on any day during the Monitoring Period, the Underlying closing level of either Underlying is less than its Trigger Level. CUSIP: 48128GPS3 Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48128GPS3/doctype/Product_Termsheet/document.pdf For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above. Certain Product Characteristics We, at our election, may redeem the notes early, in whole but not in part, on any of the Call Dates, for each $1,000 principal amount note, equal to $1,000 plus any accrued and unpaid Interest Payment. If the notes have not been called and (i) the Ending Underlying Value of each Underlying is greater than or equal to its Initial Underlying Value or (ii) a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the final Review Date. If the notes have not been called and (i) the Ending Underlying Value of either Underlying is less than its Initial Underlying Value and (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value, in addition to the Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to the Interest Payment , will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Underlying Return) Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Hypothetical Returns** J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com North America Structured Investments Payment at Maturity (9.00% per annum Interest Rate) Payment at Maturity Least Performing Underlying Return If a Trigger Event Has Not Occurred If a Trigger Event Has Occurred 60.00% $1,007.50 $1,007.50 40.00% $1,007.50 $1,007.50 20.00% $1,007.50 $1,007.50 5.00% $1,007.50 $1,007.50 0.00% $1,007.50 $1,007.50 -5.00% $1,007.50 $957.50 -20.00% $1,007.50 $807.50 -30.00% $1,007.50 $707.50 -30.01% N/A $707.49 -60.00% N/A $407.50 -80.00% N/A $207.50

Interest Payments * If the notes have not been called, you will receive on each Interest Payment Date for each $1,000 principal amount note an Interest Payment equal to between $7.50 and $9.17 per month (equivalent to an Interest Rate of between 9.00% and 11.00% per annum, payable at a rate of between 0.75% and 0.917% per month) **The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.